Management Discussion and Analysis

May 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 3, 2012

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This managements discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our business strategy;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our plans to secure strategic partnerships to assist in the further development of our product candidates;
•	our plans to conduct clinical trials and pre-clinical programs;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital we require to fund research and operations;
•	our lack of product revenues and history of operating losses;
•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	the regulatory approval process;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees in respect of the arrangement described in “The Corporation – Corporate History”;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the SEC, and those which are discussed under the heading “Risk Factors” in this document.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this managements discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus Therapeutics Inc. (“Lorus”, the “Company”, “we”, “us” and similar expressions) has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment. We plan to continue our development programs from internal resources as they are available.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

Management has forecasted that the Company’s current level of cash and cash equivalents including the funds available by way of the private placement described under Subsequent Events will be sufficient to execute its current planned expenditures for the next ten to twelve months without further investment. The Company is actively pursuing financing alternatives to provide additional funding. Management believes that it will complete one or more arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, we cannot assure you that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the audited financial statements for the year ended May 31, 2012 and the accompanying notes (the "Financial Statements"). The Financial Statements, and all financial information discussed below, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise noted.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to a completed Phase II clinical trial. A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and improved patient quality of life lies in drugs that are not only effective with minimal side effects, but also approach the treatment of cancer in novel ways through drugs that offer a unique mechanism of action. Many drugs currently approved for the treatment and management of cancer are toxic with often limiting side effects, especially when used in combination. We therefore believe that a product development plan based on novel, effective drugs with minimal potential for toxicity alone or in combination will have broad applications in cancer treatment.

Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are small molecules, immunotherapeutics, and antisense.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials. It is our intention to partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials. Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon positive results, successfully commercialize our products on a global or regional basis. Our objective is to receive upfront and milestone payments as well as sales royalties from such partnerships, which will support continued development of our other product candidates.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Share Consolidation

The Company’s Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010. The share consolidation affects all of Lorus’ common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued. Prior to consolidation the Company had approximately 298 million shares outstanding. Following the share consolidation, Lorus had approximately 9.9 million common shares outstanding. Similarly, prior to consolidation, the Company had approximately 20.2 million stock options and 36.9 million warrants to purchase common shares outstanding. Following the share consolidation, the Company had approximately 673 thousand stock options and 1.3 million warrants to purchase common shares outstanding.

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In this MD&A, all references to number of shares, stock options and warrants in the current and past periods unless otherwise specified, have been adjusted to reflect the impact of the consolidation, All amounts based on the number of shares, stock options or warrants, such as (earnings) loss per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of the 1 for 30 share consolidation.

RESULTS OF OPERATIONS

Our net loss and comprehensive loss for the year ended May 31, 2012 decreased to $4.6 million ($0.23 per share) compared to $5.0 million ($0.38 per share) for the year ended May 31, 2011. The decrease in net loss and other comprehensive loss for the year ended May 31, 2012 compared with the prior year is due primarily to lower research and development costs of $348 thousand resulting from no further spending on the LOR-2040 development plan in the current year.

We utilized cash of $2.4 million in our operating activities in the year ended May 31, 2012 compared with $5.8 million in the prior year. The decrease in the current year is the result of lower spending combined with higher accounts payable, accrued liabilities and promissory note payable balances in the current year.

At May 31, 2012, we had cash and cash equivalents of $320 thousand compared to $911 thousand at May 31, 2011 and $667 thousand at June 1, 2010. Subsequent to year end we completed a private placement raising $6.6 million in gross proceeds which will be available for use in Fiscal 2013. In connection with the private placement the Company paid a cash finders fee equal to 6% of the gross proceeds of the private placement and issued 1,237,500 finder’s warrants (exercisable into units) at an exercise price of $0.32 each. Following the offering the Company repaid all outstanding promissory notes and no longer has any liabilities outside of accounts payable and accruals.

Research and Development

Research and development expenses totaled $2.2 million in the year ended May 31, 2012 compared to $2.5 million during the prior year. Research and development expenses consist of the following:

	2012	2011
Program costs (see below)	$1,900	2,298
Deferred share unit costs	91	─
Stock based compensation	146	181
Depreciation of equipment	33	39
	$2,170	2,518

Program costs by program:

	2012	2011
Small molecule program	$1,900	1,672
Immunotherapy	─	─
RNA-targeted therapies	─	626
	$1,900	2,298

The decrease in research and development expenses is attributable to a reduction in program spending to $1.9 million compared with $2.3 million in the prior year. The decrease from the prior year is due to no further spending on our RNA-targeted therapies, compared with $626 thousand in the prior year. This reduction is offset by higher resources allocated to the development of our small molecule program, in particular the ongoing Phase I clinical trial for LOR-253 and the LOR-500 discovery program. The reduction in program expenditures is offset by higher deferred share unit costs which represent the fair value of units allocated to research and development expense issued in March 2012. No deferred share units were issued or outstanding in the year ended May 31, 2011.

General and Administrative

General and administrative expenses totaled $2.4 million for the year ended May 31, 2012 compared to $2.4 million in the prior year. General and administrative expenses consisted of the following:

	2012	2011
General and administrative excluding salaries	$1,240	1,354
Salaries	605	747
Deferred share unit costs	213	─
Stock based compensation	361	302
Depreciation of equipment	11	17
	$2,430	2,420

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General and administrative expenses excluding salaries decreased during the year ended May 31, 2012 compared with the prior year. This decrease is mainly attributable to expenses related to a terminated financing incurred during the year ended May 31, 2011 offset by higher legal costs during the current year associated with corporate and licensing activities. Salary expenses decreased in the year ended May 31, 2012 compared with the prior year due to headcount reductions in the current year. Deferred share unit costs incurred in the current year relate to the fair value of units allocated to general and administrative expense issued in March 2012. No deferred share units were issued or outstanding in the year ended May 31, 2011.

Finance Expense

Finance expense totaled $20 thousand for the year ended May 31, 2012 compared with $71 thousand for the prior year. Finance expense incurred in the current year relates to amounts drawn on the $1.8 million related party promissory note at a rate of 10% described below. The balance at May 31, 2012 of $900 thousand was repaid subsequent to year end. Finance expense in the prior year relates to interest accrued at a rate of 10% on the related party promissory notes repaid in November 2010 (described under ‘Promissory Notes’ and ‘Rights Offering’).

Finance Income

Finance income totaled $6 thousand in the year ended May 31, 2012, compared to $14 thousand in the same period in the prior year. Finance income represents interest earned on our cash and cash equivalent balances and the decrease in finance income during the current year is the result of a lower average cash and cash equivalents balance throughout the year ended May 31, 2012 compared with the prior year.

Net loss and total comprehensive loss for the year

Our net loss and total comprehensive loss for the year ended May 31, 2012 was $4.6 million ($0.23 per share) compared to $5.0 million ($0.38 per share) in the year ended May 31, 2011. The decrease in net loss and total comprehensive loss of $381 thousand in the year ended May 31, 2012 compared with the prior year is due primarily to a reduction in research and development expenses of $348 thousand in the current year. The decrease in research and development costs is due to reduced program expenditures relating to no further spending on our RNA-Targeted Therapies. In the prior year we incurred costs related to the development of a Phase III clinical trial protocol. The spending on our RNA-Targeted Therapies was partially redirected by higher resources allocated to the development of our small molecule program, including the LOR-253 Phase 1 clinical trial currently underway as well as the LOR-500 discovery program.

SUBSEQUENT EVENTs

On June 8, 2012, the Company completed a private placement whereby we issued 20,625,000 units consisting of one common share and one common share purchase warrant at a price of $0.32 for gross proceeds of $6.6 million. Each common share purchase warrant is exercisable for a period of 24 months from the date of issuance. If after one year the closing price of the common shares on the Toronto Stock Exchange equals or exceeds $0.90 for twenty consecutive days, then the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of the common share purchase warrants. In connection with the private placement the Company paid a cash finder's fee equal to 6% of the gross proceeds of the private placement and issued 1,237,500 finder's warrants (exercisable into units) at an exercise price of $0.32 each.

On June 27, 2012 the Company repaid the $900 thousand principal and all accrued interest on the outstanding promissory note (discussed below).

In June 2012 396,500 common share purchase warrants related to the August 2011 public offering (discussed below) were exercised for gross proceeds of $178 thousand.

On August 3, 2012 the Board of Directors issued 1.8 million stock options to Directors, officers and employees at an exercise price of $0.48 which was the closing price of the Companys stock on the Toronto Stock Exchange on August 2, 2012. These options will be accounted for in the first quarter of fiscal 2013.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2012 which are prepared in accordance with IFRS.

Consolidated Statements of Loss and Comprehensive Loss

Years ended May 31,
(amounts in Canadian 000's except for per common share data)	2012	2011
REVENUE	$—	$—

EXPENSES
Research and development	2,170	2,518
General and administrative	2,430	2,420
Operating expenses	4,600	4,938
Finance expense	20	71
Finance income	(6)	(14)
Net finance expense (income)	14	57
Net loss and total comprehensive loss for the year	4,614	4,995
Basic and diluted loss per common share	$0.23	$0.38
Weighted average number of common shares outstanding used in the calculation of:
Basic and diluted loss per share	20,260	13,157
Total Assets	$668	$1,398
Total Long-term liabilities	$—	$—

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QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures have been consistent over the past eight quarters with increased activity in the quarter ended February 28, 2011 resulting from the initiation of the Phase I clinical trial for LOR-253 and associated activities. Expenditures were lower in the quarter ended May 31, 2012 due to income tax credits earned.

The increased general and administrative costs in the quarter ended November 30, 2011 is due to one time stock option grants and cancellations during the quarter which resulted in higher than normal options expense. Increased expense in the quarter February 28, 2011 was due to one time stock option expense related to a large tranche of options with partially immediate vesting.

Cash used in operating activities fluctuates significantly due primarily to increases and decreases in the accounts payables, accrued liabilities and promissory notes payable balances. The positive amount of cash used in operating activities during the quarter ended May 31, 2012 was due to cash provided from short term promissory notes advanced during the quarter in excess of cash outflows during the quarter.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(Amounts in 000’s except for per common share data)	May 31, 2012	Feb 29, 2012	Nov 30, 2011	Aug 31, 2011	May 31, 2011	Feb 28, 2011	Nov. 30, 2010	Aug. 31, 2010

Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―
Research and development expense	391	543	648	588	536	847	621	514
General and administrative expense	605	479	811	535	545	701	556	618
Net (loss)	(1,013)	(1,023)	(1,457)	(1,121)	(1,077)	(1,542)	(1,220)	(1,156)
Basic and diluted net (loss) per share	$(0.05)	$(0.05)	$(0.07)	$(0.06)	$(0.07)	$(0.10)	$(0.11)	$(0.12)
Cash used in operating activities	$217	$(740)	$(811)	$(1,077)	$(926)	$(1,676)	$(2,560)	$(661)

Capital Risk Management

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

Pursuant to the commitment letter (described under Promissory Notes Payable) the Company has issued a grid promissory note to Mr. Herbert Abramson (“Mr. Abramson”) a director of the Company that allows Lorus to borrow funds up to $1.8 million. The funds may be borrowed at a rate of up to $300 thousand per month, incur interest at a rate of 10% per year and are due and payable on November 28, 2012. As at May 31, 2012, the Company had borrowed $900 thousand under the promissory note.

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The loan and all accrued interest was repaid by the Company on June 27, 2012.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2011.

(a) Cash and cash equivalents:

Cash and cash equivalents consists of cash of $76 thousand (May 31, 2011 - $153 thousand; June 1, 2010 - $667 thousand) and funds deposited into high interest savings accounts totalling nil (May 31, 2011 - $758 thousand; June 1, 2010 - nil). The current interest rate earned on these deposits is nil (May 31, 2011 - 1.5%; June 1, 2010 -nil).

At May 31, 2012, the Company had received $244 thousand in deposits related to subscription agreements for the Private Placement (note 17(a)) completed subsequent to year end. The Company recorded a liability related to these funds at May 31, 2012 and on June 8, 2012 the Company reversed the liability with a credit to share capital.

(b) Short-term investments:

An investment consisting of a principal protected deposit note totalling $247 thousand at June 1, 2010, was designated as held-for-trading and classified as short-term investments on the consolidated balance sheets. This investment was carried at fair value. There were no short-term investments held by the Company at May 31, 2012 or 2011.

PROMISSORY NOTES payable

Pursuant to the commitment letter (described under ‘Unit Financing’) provided by Mr. Abramson, the Company has issued a grid promissory note to Mr. Abramson that allows Lorus to borrow funds up to $1.8 million. The funds may be borrowed at a rate of up to $300 thousand per month, incur interest at a rate of 10% per year and are due and payable in full on November 28, 2012. The promissory note is subject to certain covenants which, if breached, could result in the promissory note becoming payable on demand.

Lorus has not breached these covenants as of May 31, 2012 and has not received notice of any breach of these covenants by Mr. Abramson,

At May 31, 2012 $900 thousand has been drawn under the promissory note and on June 27, 2012, the note and all accrued interest was repaid.

In April 2010, the Company entered into a loan agreement with a company related to Mr. Abramson to borrow $1 million. The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%. The principal and interest amount were due in six months and later extended a further three months. The principal amount was repaid in November 2010.

Unit Financing

August 2011

On July 22, 2011, Lorus filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Company (the "Units") at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000. Each Unit consisted of one common share of Lorus (a "Common Share") and one common share purchase warrant of Lorus (a "Warrant"). Each Warrant entitles the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (the "Exercise Price"). If on any date (the "Accelerated Exercise Date") the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

In connection with the Offering, Mr. Abramson, a director of Lorus, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the "Securities") having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011 and (b) $4.0 million.

The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million. In connection with the Offering, Lorus has issued 5.5 million Common Shares and 5.5 million Warrants. Mr. Abramson purchased 2.4 million Units as part of the Offering.

The total costs associated with the transaction were approximately $395 thousand which included the $25 thousand which represented the fair value of the brokers' services provided as part of the Offering. Each broker warrant is exercisable for one Unit at a price of $0.40 per Unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $1.2 million of the net proceeds were allocated to the common shares and $609 thousand to the common share purchase warrants.

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PRIVATE PLACEMENT

December 2010

On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for gross cash consideration of $1.66 million. The total costs associated with the transaction were approximately $20 thousand. Mr. Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

RIGHTS OFFERING

November 2010

On August 27, 2010 the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company, Mr. Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the Rights Offering. As a result of the Rights Offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants for net proceeds of $4.2 million.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Mr. Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.

The total costs associated with the transaction were approximately $370 thousand. The Company has allocated the net proceeds of the Rights Offering to the common shares and the common share purchase warrants based on their relative fair values. Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

WARRANT REPRICING

On November 29, 2011 shareholders of the Company (excluding insiders who also held warrants) approved a resolution to amend the exercise price of certain outstanding warrants from $1.33 to the 5 day volume weighted average trading price on the Toronto Stock Exchange five days prior to approval plus a 10% premium. The revised warrant exercise price is $0.28. The Company calculated an increased value attributed to the warrants of $239 thousand related to the amendment. This increase was calculated by taking the Black Scholes value of the warrants immediately before the amendment and immediately after the amendment. There were 4.2 million warrants which were amended and of those 3.6 million are held by Mr. Abramson, a director of the Company.

Warrant Exercises and Expiry

The warrants issued in November 2010 and for which the price was amended in November 2011, expired May 8, 2012. A total of 59,384 warrants were exercised for cash proceeds of $17 thousand. The balance of the 4.2 million warrants expired unexercised, resulting in a transfer of the amount attributed to the expired warrants of $1.253 million to contributed surplus.

The warrants issued on November 27, 2009 expired unexercised on May 27, 2011. This expiry resulted in a transfer of the value attributed to the expired warrants of $622 thousand to contributed surplus.

The warrants issued on August 7, 2008 expired unexercised on August 10, 2010. This expiry results in a transfer of the value attributed to the expired warrants of $417 thousand to contributed surplus.

deferred share unit plan

As at May 31, 2012 780 thousand deferrred share units have been issued (May 31, 2011 – nil, June 1, 2010 - nil), with a cash value of $304 thousand representing the fair market value of the units as of May 31, 2012 (May 31, 2011 – nil, June 1, 2010 - nil) recorded in accrued liabilities.

Related Party Transactions

See ‘Promissory Notes Payable’, ‘Unit Financing’, ‘Rights Offering’ and ‘December 2010 Private Placement’ for additional related party transactions and details.

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These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consist of the members of the Board of Directors along with certain officers of the Company.

Officer Compensation

	2012	2011
Salaries and short term employee benefits	$567	711
Deferred share unit costs	304	─
Stock based compensation	343	435
	$1,214	1,146

Director Compensation

	2012	2011
Directors fees	186	172
Stock based compensation	131	32
	$317	204

Included in accounts payable and accrued liabilities is $160 thousand (May 31, 2011 - $32 thousand; June 1, 2010 - $31 thousand) due to directors and officers of the Company relating to directors' fees, and reimbursements for employment expenses. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Cash Position

At May 31, 2012, Lorus had cash and cash equivalents totaling $320 thousand compared to $911 thousand at May 31, 2011. Subsequent to the year end in June, 2012, the Company raised gross proceeds of $6.6 million in a private placement (described above under Subsequent Events) which is available for use in fiscal 2013. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash, cash equivalents, and other current assets less current liabilities) at May 31, 2012 was a deficiency of $2.1 million as compared to $140 thousand at May 31, 2011.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

In addition to working to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

As discussed above, management has forecasted that the Company’s current level of cash, cash equivalents, including the proceeds described under ‘Subsequent Events’ will be sufficient to execute its current planned expenditures for the next ten to twelve months without further investment.

Contractual Obligations and Off-Balance Sheet Financing

At May 31, 2012, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)

	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	127	13	5	145

The Company’s current facility lease expires in March 2013.

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of May 31, 2012 no amounts have been received by the Company relating to these licensing agreements and therefore, no amounts are owing and the amount of future fees is not determinable.

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The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants. The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements. As of May 31, 2012 no amounts were owing and the amount of future fees payable to the consultants are not determinable.

The Company has entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial. These contracts could result in future payment commitments of approximately $1.4 million. Of this amount $439 thousand has been paid and $70 thousand has been accrued as at May 31, 2012 (May 31, 2011 - $165 thousand paid and $83 thousand accrued). The payments will be based on services performed and amounts maybe higher or lower based on actual services performed.

As at May 31, 2012, we have not entered into any off- balance sheet arrangements.

Indemnification

On July 10, 2007, Lorus completed a plan of arrangement and corporate reorganization whereby the assets and liabilities of Lorus were transferred from one corporate entity ("Old Lorus") into a new corporate entity which continued to operate as Lorus Therapeutics Inc. Under the arrangement, the Company agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

i.	prior to, at or after the effective time of the arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to the Company pursuant to the arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;
ii.	prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to the Company pursuant to the arrangement; and
iii.	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the arrangement.

The Company recorded a liability of $100 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2012. There have been no claims on this indemnification to date.

Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at	As at
	May 31, 2012	May 31, 2011	June 1, 2010
Financial assets
Cash and cash equivalents, consisting of guaranteed investment certificates, held for trading, measured at fair value through loss or profit	$320	$911	$667

Short-term investments, held-for-trading, recorded at fair value through loss or profit	—	—	247

Financial liabilities
Accounts payable, measured at amortized cost	322	215	387
Accrued liabilities, measured at amortized cost	1,474	944	1,458
Promissory note payable, measured at amortized cost	900	—	1,000

At May 31, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

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(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company’s financial liabilities are due within the current operating period. The outstanding promissory note was repaid subsequent to the year end.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At May 31, 2012, U.S. dollar denominated accounts payable and accrued liabilities amounted to $148 thousand (May 31, 2011 - $254 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $15 thousand (May 31, 2011 - $25 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

(c) Capital management

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended May 31, 2012.

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional and ongoing working capital and/or establish effective partnerships to share the costs of development and clinical trials.

As a result of the Company's current cash position, as well as the proceeds received subsequent to the year end (as described under ‘Subsequent Events’) management is pursuing investment and other opportunities aimed at funding its research and development programs.  There can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form, as well as our historical consolidated financial statements and related notes. Management has reviewed the operations of the Company in conjunction with the Board of Directors and identified the following risk factors which are monitored on a bi-annual basis and reviewed with the Board of Directors. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations and cash flows would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

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We are an early stage development company.

We are at an early stage of development. Since our incorporation, none of our products has obtained regulatory approval for commercial use and sale in any country, except for Virulizin in very limited circumstances in Mexico. As such, significant revenues have not resulted from product sales. Significant additional investment will be necessary to complete the development of any of our product candidates. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the markets that we have identified. We may fail to develop any products, obtain regulatory approvals, enter clinical trials or commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace. We also do not know whether sales, license fees or related royalties will allow us to recoup any investment we make in the commercialization of our products.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our lead product candidate LOR-253 is currently in a Phase I clinical trial. Should this trial be successful significant additional funding or a partnership would be necessary to complete the necessary Phase II and Phase III clinical trials. Such funding will be very difficult, or impossible to raise in the public markets or through partnerships. If such funding or partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether. The announcement of such delay or discontinuation of development may have a negative impact on our share price.

We need to raise additional capital.

We have an ongoing need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issues, debt issuances (including promissory notes), collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

Our need for capital may require us to:

•	engage in equity financings that could result in significant dilution to existing investors;
•	delay or reduce the scope of or eliminate one or more of our development programs;
•	obtain funds through arrangements with collaborators or others that may require us to
•	relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available;
•	considerably reduce operations; or
•	cease our operations.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. Under International Financial Reporting Standards, we reported net losses of $4.6 million, and $5.0 million and for the years ended May 31, 2012 and 2011, respectively, and as of May 31, 2012, we had an accumulated deficit of $194 million.

We have not generated any significant revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates LOR-253 and IL17E as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We may be unable to obtain partnerships for one or more of our product candidates, which could curtail future development and negatively affect our share price. In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or assure you that our current or future collaborative arrangements will be successful.

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If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. Approval in one country does not assure approval in another country. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. We cannot assure you that our preclinical studies and clinical trials will generate positive results that will allow us to move towards the commercial use and sale of our product candidates. Furthermore, negative preclinical or clinical trial results may cause our business, financial condition, or results of operations to be materially adversely affected.

For example, as our lead product candidates LOR-253 is in the Phase I stage of development and our product candidate IL-17E is in the pre-clinical stage of development and there is still a long development path ahead which will take many years to complete and like all of our potential drug candidates is prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products.

Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications and indications where this is significant competition for patients. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our Common Shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

We have indemnified our predecessor, Old Lorus, and its directors, officers and employees.

In connection with the reorganization that we undertook in fiscal 2008, we have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

•	prior to, at or after the effective time of the arrangement transaction, and directly or indirectly relating to any of the assets of Old Lorus transferred to us pursuant to the arrangement transaction (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the arrangement;
•	prior to, at or after the effective time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to us under the arrangement; and

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•	prior to or at the effective time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the arrangement.

This indemnification could result in significant liability to us. To date no amount has been claimed on this indemnification. Should a claim arise under this indemnification it could result in significant liability to the Company which could have a negative impact on our liquidity, financial position, and ability to obtain future funding among other things.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and make public statements regarding the expected timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, the partnership of our product candidates and our ability to secure the financing necessary to continue the development of our product candidates. The actual timing of these events can vary dramatically due to factors within and beyond our control such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, market conditions and interest by partners in our product candidates among other things. We cannot assure you that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields;
•	substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience; and
•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals.

Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are.

Our competitor’s existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may be more effective than our existing and future products insofar as they may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost.

Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers, insurers, the medical community and other stakeholders. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

Patent protection:

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions. If a patent office allows broad claims, the number and cost of patent interference proceedings in the United States, or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

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The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the United States Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trade secrets:

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, or others many infringe on our intellectual property rights which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including LOR-253 and IL17E. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology. We may also need to bring claims against others who we believe are infringing our rights in order to become or remain competitive and successful.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected. In general, insurance will not protect us against some of our own actions such as negligence.

We are subject to privacy laws. Violations of these laws may result in significant liability and the incurring of substantial costs to achieve compliance.

Our business is focused on the development of biopharmaceutical products. As a result, we are subject to some privacy laws in Canada and several other jurisdictions which control the use, disclosure, transmission and retention of confidential personal information. Our insurance coverage and/or diligence may not protect us from all liability and regulatory action arising from non-compliance with these laws, particularly if our non-compliance is the result of our own negligent actions or misconduct. If we have to respond to regulatory action, pay damages, or incur expenses defending any claims, we may be materially and adversely affected.

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We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-253, IL17E or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Our business depends on licensing agreements, which may require us to meet obligations that are not favourable for our business.

Our business depends on arrangements with third parties such as licensors and licensees. Our license agreements may require us to diligently bring our products to market, make milestone payments and royalties that may be significant, and incur expenses associated with filing and prosecuting patent applications. We cannot assure you that we will be able to establish and maintain license agreements that are favourable for our business, if at all.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Risks Related to Our Common Shares

Our share price has been and may continue to be volatile and an investment in our Common Shares could suffer a decline in value.

You should consider an investment in our Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our Common Shares. The market price of our Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors affecting our Common Share price include but are not limited to:

•	our financial position and doubt as to whether we will be able to continue as a going concern;
•	our ability to raise additional capital;
•	the progress of our clinical trials:
•	our ability to obtain partners and collaborators to assist with the future development of our products;
•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	the cash and short term investments held us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop; and
•	shareholder interest in our Common Shares.

Future sales of our Common Shares by us or by our existing shareholders could cause our share price to fall.

The issuance of Common Shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our Common Shares. Sales by existing shareholders of a large number of our Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our Common Shares to decline and have an undesirable impact on our ability to raise capital.

We are susceptible to stress in the global economy and therefore, our business may be affected by the current and future global financial condition.

If the increased level of volatility and market turmoil that have marked recent years continue, our operations, business, financial condition and the trading price of our Common Shares could be materially adversely affected. Furthermore, general economic conditions may have a great impact on us, including our ability to raise capital, our commercialization opportunities and our ability to establish and maintain arrangements with others for research, manufacturing, product development and sales.

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There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the Toronto Stock Exchange. However, there can be no assurance that an active trading market in our common shares on the stock exchange will be sustained or that we will be able to maintain our listing.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this MD&A. Other important accounting polices are described in note 3 of the Financial Statements.

(a) Determination of impairment of goodwill and equipment:

Under IAS 36, Impairment of Assets ("IAS 36"), the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a cash-generating unit ("CGU") that is subject to impairment testing. The recoverable amount under IAS 36 is the higher of fair value less costs to sell or value in use. The carrying amounts of the Company's non-financial assets including equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing carrying values and impairment of non-financial assets, including goodwill and equipment, management makes judgments in determining recoverable amounts. Due to the development stage of the Company there is a significant amount of subjectivity when estimating future cash flows and applying a discount to any cash flow model. Changes in these estimates could have a significant impact on the valuation of these non-financial assets.

(b) Valuation of contingent liabilities:

The Company utilizes considerable judgment in the measurement and recognition of provisions and the Company's exposure to contingent liabilities. Judgment is required to assess and determine the likelihood that any potential or pending litigation or any and all potential claims against the Company may be successful. The Company must estimate if an obligation is probable as well as quantify the possible economic cost of any claim or contingent liability. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

(c) Valuation of tax accounts:

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company is accumulating tax loss carryforward balances creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years, prior year research and development expenses, and investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

(d) Valuation of share-based compensation and share purchase warrants:

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and share purchase warrant behaviours and corporate performance. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

Recent Accounting Recommendations not yet adopted

(i) IFRS 7, Financial Instruments - Disclosures ("IFRS 7"):

In October 2010, the IASB issued IFRS 7. This amendment enhances the disclosure requirement for transfers of financial assets that result in derecognition. This amendment is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2012. The Company is assessing the impact of this new standard on its consolidated financial statements.

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(ii) IAS 1, Presentation of Financial Statements (“IAS 1”):

In June 2011, the IASB issued IAS 1. This amendment retains the "one or two statement" approach to presenting the statements of income and comprehensive income at the option of the entity and only revises the way other comprehensive income is presented. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

(iii) IFRS 9, Financial Instruments ("IFRS 9"):

In October 2010, the IASB issued IFRS 9, which replaces IAS 39, Financial Instruments - Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

(iv) IFRS 10, Consolidated Financial Statements (“IFRS 10”):

This amendment establishes a single control model that applies to all entities. These changes will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate any impact on its consolidated financial statements related to the adoption of this new standard.

(v) IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"):

In May 2011, the IASB issued IFRS 12. IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interest in other entities. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements

(vi) IFRS 13, Fair Value Measurement ("IFRS 13"):

In May 2011, the IASB issued IFRS 13. IFRS 13, replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. This standard establishes a framework for measuring fair value and requires the fair value hierarchy, to be applied to all fair value measurements, including nonfinancial assets and liabilities that are measured or based on fair value in the statement of financial position as well as non-recurring fair value measurements such as assets held-for-sale. Furthermore, IFRS 13 expands disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. This new standard is effective for the Company's interim and annual consolidated financial statements commencing June 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

transition to ifrs

As stated in Note 2(a) to the May 31, 2012 Audited Consolidated Financial Statements, these are the Company’s first audited consolidated financial statements prepared in accordance with IFRS.

The accounting policies disclosed in Note 3 to the May 31, 2012 Audited Consolidated Financial Statements have been applied in preparing our consolidated financial statements as at and for the year ended May 31, 2012, the comparative information presented as at and for the year ended May 31, 2011 and in the preparation of our opening IFRS balance sheet at June 1, 2010 (our date of transition) and the statement of financial position as at May 31, 2011.

IFRS 1 requires first time adopters to retrospectively apply all effective IFRS as of the reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for the first time IFRS adopters. Details of the Company’s initial elections of IFRS 1 exemptions are described below.

In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected our financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

Initial elections upon adoption of IFRS

Under IFRS 1 the following applicable exemption applied to the Company’s conversion from Canadian GAAP to IFRS.

(i)	Share Based Payments: The Company elected not to apply IFRS 2 to equity instruments that vested before the date of transition to IFRS.
(ii)	Business combinations: The Company applied the business combinations exemption to not apply IFRS 3, Business Combinations, retrospectively to past business combinations. Accordingly, we have not restated business combinations that took place prior to the Transition Date. In addition, and as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the Transition Date was tested for impairment as described in note 16 (d)(i) to the consolidated financial statements.

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Reconciliation of financial position and shareholders’ equity

		June 1, 2010				May 31, 2011
			Effect of				Effect of
		Canadian	transition to			Canadian	transition to
	Notes	GAAP	IFRS	IFRS		GAAP	IFRS	IFRS
Current
Cash and cash equivalents		$667	$-	$667		911	-	911
Short-term investments		247	-	247		-	-	-
Prepaid expenses and other assets		636	-	636		388	-	388
Total Current Assets		1,550	-	1,550		1,299	-	1,299
Non-Current
Equipment		147	-	147		99	-	99
Goodwill	(d) (i)	606	(606)	-	(d) (i)	606	(606)	-
Total Non-Current Assets		753	(606)	147		705	(606)	99
Total Assets		2,303	(606)	1,697		2,004	(606)	1,398

LIABILITIES
Current
Accounts payable		387	-	387		215	-	215
Accrued liabilities		1,458	-	1,458		944	-	944
Promissory note payable		1,000		1,000		-	-	-
Total Current Liabilities		2,845	-	2,845		1,159	-	1,159
SHAREHOLDERS' EQUITY
Share capital
Common shares		163,920	-	163,920		168,787	-	168,787
Stock options	(d) (ii)	3,704	99	3,803	(d) (ii)	1,156	56	1,212
Contributed surplus		14,875	-	14,875		18,988	-	18,988
Warrants		1,039	-	1,039		1,032	-	1,032
Deficit	(d) (i) (ii)	(184,080)	(705)	(184,785)	(d) (i) (ii)	(189,118)	(662)	(189,780)
Total Equity		(542)	(606)	(1,148)		845	(606)	239
Total Equity and Liabilities		2,303	(606)	1,697		2,004	(606)	1,398

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Reconciliation of consolidated statement of loss and comprehensive loss for the year ended May 31, 2011

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

REVENUE		$-	$-	$-

EXPENSES
Research and development	d (ii)	2,298	220	2,518
General and administrative	d (ii)	2,101	319	2,420
Stock-based compensation	d (ii)	526	(526)	-
Depreciation of equipment	d (ii)	56	(56)	-
Operating expenses		4,981	(43)	4,938
(Loss) from operations		(4,981)	43	(4,938)
Interest expense		71	-	71
Interest income		(14)	-	(14)
Net financing expense (income)		57	-	57
Net Loss and other comprehensive loss for the period		5,038	(43)	4,995

Basic and diluted loss per share		$0.38	$0.00	0.38

Adjustments to the Statement of Cash Flows for the year ended May 31, 2011

Consistent with the Company’s accounting policy under IAS 7, Statement of Cash Flows, interest paid and received have been moved to the body of the Statement of Cash Flows, as an element of cash flows from investing activities or financing activities whereas it was previously disclosed as supplementary information. There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

(c)	Mandatory exceptions upon adoption of IFRS

Estimates

In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates. Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policy.

(d)	Impact on accounting policies upon adoption of IFRS

The key areas where the Company has identified that accounting policies differ, or where accounting policy decisions were necessary that impacted the Company’s consolidated interim financial statements, are discussed below.

(i)	Goodwill:

Under Canadian GAAP, goodwill was reviewed for impairment annually and whenever events or circumstances indicated that the carrying amount of goodwill in a reporting unit exceeded its fair value. Goodwill impairment was calculated using a two-step process. The first step required an identification of impairment loss, if any, by comparing the carrying value of the reporting unit to the fair value, which in turn was determined based on the market capitalization of the Company. Under Canadian GAAP this test was performed at the reporting unit level which is defined as an operating segment or one level below. The Company only had one operating segment or component which is the development of anticancer product candidates. In the Company’s case the first test always showed a higher fair value than carrying value and as such we were not required to proceed to step two, as no indicator of impairment existed.

Under IFRS, IAS 36 Impairment of Assets (“IAS 36”), there is no longer a two-step process; rather, the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a cash generating unit (“CGU”) that is subject to impairment testing. The recoverable amount under IAS 36 is the higher of fair value less costs to sell or value in use.

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Impairment testing under IAS 36 is performed at the CGU level which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other CGUs or groups of assets. For the Company, this requirement results in testing at a lower level than under Canadian GAAP. Based on our knowledge and historical transactions, the Company has identified three separate CGUs that represent each of our product platforms as they could have the ability to generate independent cash inflows. As the goodwill balance of $606 thousand related to our acquisition of a private company in 1999, and the Antisense product platform contained therein, we have tested goodwill impairment on that CGU specifically for which the entire balance of goodwill has been allocated. There are no other assets subject to IAS 36 impairment testing in this CGU.

Under IAS 36, the carrying value of a CGU subject to impairment testing is compared to the asset’s recoverable amount, any future cash flows expected to be provided by the CGU are discounted. Recoverable amount is defined as the greater of value in use and fair value less cost to sell. The discounted cash flow model under IAS 36 indicates that only supportable evidence may be used in the calculations and should generally not use cash flows estimates beyond of a five-year period.

Transition impact: As a result of the application of IFRS, the Company recognized an impairment charge of the entire goodwill balance of $606 thousand as of the Transition Date related to goodwill as the carrying amount of that CGU exceeded its recoverable amount which the Company has determined to be nil. The impact of the change in applying IFRS at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated statement of financial position:

	June 1, 2010	May 31, 2011
	$	$
Decrease in goodwill	(606)	(606)
Increase in deficit	606	606

There was no impact to the consolidated statement of loss and comprehensive loss.

(ii)	Stock based payments:

IFRS 2, Share-based Payments, requires the fair value of each tranche of share options be amortized over its vesting period. Canadian GAAP allows for both the aforementioned method as well as the straight-line method of amortizing these costs. Under Canadian GAAP, forfeitures of share options can be accounted for at the time that they occur, whereas under IFRS, the number of share options that would ultimately vest is amortized over their respective vesting period.

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period. In addition under Canadian GAAP the Company does not apply a forfeiture rate. The impact of applying the revised amortization method as well as applying an estimated forfeiture rate to the value of unvested options at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated interim statement of loss and comprehensive loss:

Year ended May 31, 2011
$
Decrease in share-based compensation	(43)

Consolidated statement of financial position:

	June 1, 2010	May 31, 2011
	$	$
Increase (Reduction) of Stock Option Equity Account	99	(43)
Increase (Decrease) in deficit	99	(43)

The Company will apply the requirements of estimating a forfeiture rate on stock options as prescribed under IFRS 2 and continue to amortize the fair value of each tranche of stock options over the related vesting period.

(iii)	Estimates

In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates. Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

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DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the acting Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The internal controls are not expected to prevent and detect all misstatements due to error or fraud. Management advises that there have been no changes in the Corporation’s internal controls over financial reporting during 2012 that have materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

As at May 31, 2012, the Company’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures and operation of its internal controls over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. Based on their evaluation, the Chief Executive Officer and the acting Chief Financial Officer have concluded that these controls and procedures are effective to provide reasonable assurance that material information is made known to them by others in the Company. Management has identified the following two areas of concern, but believes that the Company’s limited number of transactions, day-to-day management involvement in operations and reporting and access to third party experts are sufficient compensating controls to limit our risk of material misstatement.

Segregation of Duties

Given our limited staff, certain duties within the accounting and finance department cannot be properly segregated. We believe that none of the segregation of duty concerns has resulted in a material misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. This weakness is considered to be a common area of deficiency for many smaller listed companies in Canada. We continue to evaluate whether additional accounting staff should be hired to deal with this weakness.

Complex and Non-Routine Transactions

As required, we record complex and non-routine transactions. These sometimes are extremely technical in nature and require an in-depth understanding of IFRS. Our accounting staff has only a fair and reasonable knowledge of the rules related to IFRS and reporting and the transactions may not be recorded correctly, potentially resulting in material misstatement of our financial statements.

To address this risk, we consult with our third-party expert advisors as needed in connection with the recording and reporting of complex and non-routine transactions. At a future date, we may consider expanding the technical expertise within our accounting function. In the meantime, we will continue to work closely with our third party advisors.

UPDATED SHARE INFORMATION

As at August 3, 2012, the Company had 42.3 million common shares issued and outstanding. In addition, as of August 3, 2012, there were 3.4 million common shares issuable upon the exercise of outstanding stock options and 27 million common shares issuable upon the exercise of common share purchase warrants priced at $0.45 and expiring June 2014 and August 2016.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2012 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

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